Exhibit 99.1

Triple Flag Declares Q4 2022 Dividend

TORONTO--(BUSINESS WIRE)--November 7, 2022--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that its Board of Directors has approved a cash dividend of US$0.05 per common share to be paid on December 15, 2022 to the shareholders of record at the close of business on November 30, 2022.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 80 assets, including 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 65 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contacts

Investor Relations:
James Dendle
Vice President, Evaluations & Investor Relations
+1 (416) 304-9770
ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
+44 (0) 7730 567 938
tripleflag@camarco.co.uk